Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229568

AXA Equitable Life Insurance Company

Supplement dated February 28, 2020 to the current variable annuity prospectuses

This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to that prospectus and statement of additional information (collectively, the ‘‘Prospectus’’). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request.

This Supplement describes, as applicable, changes to distributions from certain qualified contracts, effective as of January 1, 2020 pursuant to legislation passed at the end of 2019 (the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act). As of the date of this Supplement, very limited substantive regulatory guidance has been issued on this legislation. This Supplement is not intended as tax advice. If you own a tax-qualified contract or intend to purchase a tax-qualified contract, you should consult with your tax adviser regarding how the SECURE Act impacts your unique situation.

New age for beginning lifetime required minimum distributions from tax-qualified contracts

As of January 1, 2020, the age after which lifetime required minimum distributions must begin for all traditional IRAs (including SEP IRAs and SIMPLE IRAs, as well as all other tax-favored and tax-qualified employer sponsored plans under Internal Revenue Code Sections 401(a), including 401(k) (qualified plans), 403(b) (TSAs) and 457(b) plans (EDCs)) has increased from 70 1/2 to 72 only if you attain age 70 1/2 on or after January 1, 2020 (e.g., only if you were born on or after July 1, 1949). All other requirements for the timing of lifetime required minimum distributions remain the same. This means, for example, if you were born before July 1, 1949, then the increase in the age when lifetime required minimum distributions must begin does not apply to you and you must begin and/or continue to take lifetime required minimum distributions as required before the passage of the SECURE Act. Please consult your tax adviser about your individual circumstances.

New rules for post-death distributions from defined contribution plans

These rules apply to defined contribution plans, including employer sponsored plans under Internal Revenue Code Sections 401(a), including 401(k) (qualified plans), 403(b) (TSAs) and 457(b) plans (EDCs), as well as, all types of IRAs (traditional, SEP, SIMPLE and Roth, and all types of Inherited IRAs).

For IRA owners and plan participants who die on or after January 1, 2020, and where the death beneficiary is an individual, the entire account value must be withdrawn or distributed by the end of the tenth year following the year of death, unless the individual beneficiary is an “Eligible Designated Beneficiary”. An Eligible Designated Beneficiary as defined in the SECURE Act generally includes a surviving spouse, a minor child (until the child reaches the age of majority), an individual with chronic illness or disability, or any other person not more than 10 years younger than the IRA owner or plan participant. Only an Eligible Designated Beneficiary may take death benefits over his/her life or life expectancy period. Also, trusts which are death beneficiaries can no longer take death benefits over the life expectancy period of the oldest trust beneficiary unless the trust is for the benefit of specified disabled or chronically ill individuals. The practical effect of this change is that, in certain cases, benefits under new and existing contracts may have to be paid out faster than what was required before the passage of the SECURE Act. Please consult your tax adviser about your individual circumstances.

Other

Pending the issuance of regulatory guidance regarding the SECURE Act, we may (1) make changes to your existing contract, (2) stop offering certain contracts and (3) stop offering certain features and benefits of the contract for both new sales and/or existing contracts.

For taxable years beginning after December 31, 2019, the SECURE Act also removes the limitation on making regular contributions with respect to compensation to an IRA for the year the owner reaches age 70 1⁄2. Please consult your tax adviser about your individual circumstances.

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Copyright 2020 AXA Equitable Life Insurance.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

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